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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___ )  *

X-Rite, Incorporated
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
983857103
(Cusip Number) Robert J. Kelly c/o Tinicum Lantern II L.L.C. 800 Third Avenue, 40th Floor New York, NY 10022 212-446-9300
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
October 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Found on Page 17

13D

CUSIP No. 983857103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Capital Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,188,203
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,188,203
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,188,203
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 18 Pages

13D

CUSIP No. 983857103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Capital Partners II Parallel Fund, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,986
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,986
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 18 Pages

13D

CUSIP No. 983857103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Capital Partners II Executive Fund L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,478
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,478
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 18 Pages

13D

CUSIP No. 983857103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Lantern II L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,271,667
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,271,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,271,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 18 Pages

13D

CUSIP No. 983857103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Terence M. O’Toole
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,271,667
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,271,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,271,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 18 Pages

13D

CUSIP No. 983857103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric M. Ruttenberg
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 10,271,667 Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,271,667
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,271,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,271,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 18 Pages

Item 1. Security and Issuer

This statement relates to shares of common stock, par value $0.10 per share (the “Shares”), of X-Rite, Incorporated (the “Company”). The Company’s principal offices are located at 4300 44th Street S.E., Grand Rapids, Michigan 49512.

Item 2. Identity and Background

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP II”), with respect to the Shares held by it;

(ii)	Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership (the “Parallel Fund”), with respect to the Shares held by it;

(iii)	Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company (the “Executive Fund”), with respect to the Shares held by it;

(iv)

Tinicum Lantern II L.L.C., a Delaware limited liability company which is the general partner of each of TCP II and the Parallel Fund and the managing member of the Executive Fund (the “Manager”), with respect to the Shares held by each of the Funds (as defined below);

(v)	Terence M. O’Toole, a United States citizen and a managing member of the Manager (“O’Toole”), with respect to the Shares held by each of the Funds; and

(vi)	Eric M. Ruttenberg, a United States citizen and a managing member of the Manager (“Ruttenberg”), with respect to the Shares held by each of the Funds.

TCP II, the Parallel Fund and the Executive Fund are together referred to herein as the “Funds”. O’Toole and Ruttenberg are together referred to herein as the “Individual Reporting Persons”.

(b)          The address of the principal business office of each of the Reporting Persons is 800 Third Avenue, 40th Floor, New York, NY 10022.

(c)          The principal business of TCP II is that of a private investment partnership engaging in the purchase and sale of investments for its own account. The principal business of each of the Parallel Fund and the Executive Fund is that of a private investment partnership or limited liability company, as applicable, engaging in the purchase and sale of investments for its own account and, subject to certain restrictions and exceptions, investing side-by-side with TCP

Page 8 of 18 Pages

II. The principal business of the Manager is to act as the general partner to each of TCP II and the Parallel Fund and as the managing member of the Executive Fund. The principal business of each of the Individual Reporting Persons is serving as a managing member of the Manager and as an executive officer of Tinicum Incorporated, an affiliated investment management company.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is set forth above.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Funds is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
TCP II	10,188,203	$29,937,517
Parallel Fund	52,986	$155,697
Executive Fund	30,478	$89,558

The consideration for such acquisitions was obtained for each of the Funds from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by such Fund at Goldman, Sachs & Co. Each of the Funds may from time to time hold certain securities in its margin account at Goldman, Sachs & Co., and such account may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose of the Transaction

The purpose of the acquisition of the Shares is for investment.

Investment Agreement

On August 20, 2008, each of the Funds entered into an Investment Agreement (the “Investment Agreement”) with the Company, providing for the purchase by the Funds of an aggregate of 9,256,667 Shares for aggregate cash consideration of $27,770,001.00. On October 28, 2008 (the “Closing Date”), following the satisfaction of conditions to closing under the Investment Agreement, including the Company’s receipt of shareholder approval and any applicable regulatory consents and the simultaneous closing of concurrent purchases of Shares

Page 9 of 18 Pages

by other investors, the Funds’ purchase of such 9,256,667 Shares pursuant to the Investment Agreement closed.

Pursuant to the terms and subject to the conditions of the Investment Agreement, for so long as the Funds in the aggregate beneficially own 10% or more of the Company’s outstanding Shares, the Funds collectively may designate one person to attend meetings of the Board of Directors of the Company and the Compensation Committee thereof, in each case as a non-voting observer. The Investment Agreement also includes certain standstill provisions (including an agreement by the Funds not to acquire beneficial ownership of debt or equity securities of the Company without the Company’s prior written consent), transfer restrictions and pre-emptive rights, as summarized in Item 6 below.

The foregoing description of the Investment Agreement is qualified in its entirety by reference to the full text of the Investment Agreement, which was attached as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2008 and which is incorporated herein by reference.

Registration Rights Agreement

Each of the Funds is a party to the Registration Rights Agreement defined and described in Item 6 below.

Subsequent Transactions

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may, subject to the terms and conditions of the Investment Agreement (including the standstill provisions referred to above), acquire additional Shares or other securities of the Company or dispose of any or all of its Shares or other securities of the Company, depending upon an ongoing evaluation of such Reporting Person's investment in such Shares or other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time. It is generally anticipated that, to the extent the Parallel Fund and the Executive Fund acquire or dispose of Shares or other securities of the Company, the Parallel Fund and the Executive Fund will do so in tandem with TCP II.

Communications

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or any other persons regarding the Company, including but not limited to its operations and finances.

Plans or Proposals

Page 10 of 18 Pages

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interests in Securities of the Issuer

(a)	The Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 29,605,684 Shares outstanding as of September 22, 2008, as increased by 1,457,000 shares of restricted stock issued pursuant to certain equity awards on the Closing Date and an aggregate of 46,904,763 Shares issued to the Funds and other investors on the Closing Date, as reported by the Company in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 26, 2008 and in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2008.

(c)	The number of Shares purchased or sold by the Funds in the past 60 days are as follows:

Fund	Number of Shares Purchased
TCP II	9,181,451
Parallel Fund	47,750
Executive Fund	27,466

All of such transactions were private transactions concluded on October 28, 2008 at a price of $3.00 per Share pursuant to the Investment Agreement.

(d)

The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Persons are managing members of the Manager.

(e)	Not applicable.

(b)	The Manager

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Manager is incorporated herein by reference.

Page 11 of 18 Pages

(c)	None.

(d)

The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Persons are managing members of the Manager.

(e)	Not applicable.

(c)	The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)

The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Persons are managing members of the Manager.

(e)	Not applicable.

The Shares reported hereby for each of the Funds are owned directly by such Fund. The Manager, as general partner to each of TCP II and the Parallel Fund and as managing member of the Executive Fund, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Individual Reporting Persons, as managing members of the Manager, may be deemed to be the beneficial owners of all such Shares owned by the Funds. Each of the Manager and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities

             of the Issuer

Investment Agreement

The Investment Agreement contains the following provisions, among others:

Standstill Obligations. From the Closing Date until a Standstill Termination Date (as defined in the Investment Agreement and described below), each Fund will comply with the standstill provisions set forth in Section 4.1(a) of the Investment Agreement. Section 4.1(a) provides, among other things, that a Fund must obtain the prior written consent of the Company before (i) purchasing or acquiring beneficial ownership of any Equity Securities (as defined in the Investment Agreement), any debt securities or all or

Page 12 of 18 Pages

substantially all of the assets of the Company or (ii) seeking or proposing to influence, advise, change or control the management, Board of Directors, policies, affairs or strategy of the Company or any of its subsidiaries, in each case by way of any public communication intended for such purpose.

The Investment Agreement defines the Standstill Termination Date as the earliest of any of the following:

(i) the date on which the Funds and their affiliates in aggregate beneficially own less than 10% of the Company’s issued and outstanding Voting Shares (as defined in the Investment Agreement);

(ii) the date on which the Company’s board of directors (x) publicly recommends that shareholders tender their shares to any person who has publicly announced or commenced a tender or exchange offer which, if consummated, would result in a Change of Control (as defined in the Investment Agreement) or (y) fails to recommend that shareholders reject such an offer within 10 business days after its public announcement or commencement or otherwise fails to make a “stop-look-and-listen” communication to the Company’s shareholders within such time period;

(iii) the public announcement by the Company that it is “for sale” in a transaction, or that it recommends a proposed transaction, that would result in a Change of Control;

(iv) the execution by the Company of a definitive agreement which, if consummated, would result in a Change of Control;

(v) the public announcement by or on behalf of any person (other than the Funds and their affiliates) or group (other than any group that includes the Funds or any of their affiliates) of the commencement of a proxy or consent solicitation to elect or remove a majority of the board of directors of the Company which is not, within 10 days after the announcement of such proxy or consent solicitation, publicly opposed by the Company’s board of directors;

(vi) the failure by any individual designated by Sagard Capital Partners, L.P. and qualified to serve as a board representative to become a member of the Company’s board of directors as a result of a breach by the Company of its obligations under Section 4.3 of the Investment Agreement; or

(vii) the date the Shares cease to trade on the NASDAQ National Market System.

Transfer Restrictions. Section 4.2 of the Investment Agreement provides that, subject to certain exceptions:

Page 13 of 18 Pages

(i) during the period ending on the earlier of 12 months after the Closing Date and the occurrence of a Standstill Termination Date, a Fund may not transfer Shares purchased pursuant to the Investment Agreement; and

(ii) after such period, a Fund may transfer Shares purchased pursuant to the Investment Agreement only (x) in a privately negotiated transaction to any person or group of persons that would not acquire, pursuant to such transfer, beneficial ownership of 10% or more of the Company’s issued and outstanding Shares (“10% Ownership”) or (y) into the public market, provided, that the Fund may not knowingly effect a public market sale that would result in any person or group of persons acquiring 10% Ownership.

Preemption Rights. Section 4.5 of the Investment Agreement provides that, subject to certain exceptions, if, at any time between the Closing Date and the first date on which the Funds in aggregate beneficially own less than 10% of the Company’s outstanding Shares, the Company makes any public or non-public offering of Shares or securities convertible or exchangeable into or exercisable for Shares (the “Newly Offered Securities”), each Fund will have the right to acquire from the Company, at the same price and on the same terms offered to investors in such offering, a number of Newly Offered Securities up to the amount of Newly Offered Securities that would be necessary for such Fund to maintain its proportionate interest in the Company represented by the number of Shares acquired by such Fund at the Closing Date.

The foregoing description of the Investment Agreement is qualified in its entirety by reference to the full text of the Investment Agreement, which was attached as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2008 and which is incorporated herein by reference.

Registration Rights Agreement

The Registration Rights Agreement, dated as of October 28, 2008, among the Company, the Funds and certain other shareholders of the Company (the “Registration Rights Agreement”), provides the Funds with certain piggyback and shelf registration rights with respect to the Shares held by the Funds. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which was attached as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2008 and which is incorporated herein by reference.

Parallel Investment Actions under Fund Organizational Documents

Under the terms of its organizational documents, but subject to certain restrictions and exceptions provided therein, each of the Parallel Fund and the Executive Fund purchases, disposes of and makes investment decisions with respect to securities (including but not limited to the Shares) in tandem with TCP II.

Page 14 of 18 Pages

No Other Contracts

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1	Joint Acquisition Statement Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended

Exhibit 2

Investment Agreement, dated as of August 20, 2008, between X-Rite, Incorporated, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 25, 2008)

Exhibit 3

Registration Rights Agreement, dated as of October 28, 2008, between X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 28, 2008)

Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2008

/s/ Eric M. Ruttenberg

TINICUM LANTERN II L.L.C.,

On its own behalf and

as the General Partner of

TINICUM CAPITAL PARTNERS II, L.P. and

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P. and as the Managing Member of

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

By Eric M. Ruttenberg,

Managing Member

/s/ Terence M. O’Toole

Terence M. O’Toole

/s/ Eric M. Ruttenberg

Eric M. Ruttenberg

Page 16 of 18 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended
EXHIBIT 2

Investment Agreement, dated as of August 20, 2008, between X-Rite, Incorporated, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 25, 2008)

EXHIBIT 3

Registration Rights Agreement, dated as of October 28, 2008, between X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 28, 2008)

Page 17 of 18 Pages

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: November 4, 2008

/s/ Eric M. Ruttenberg

TINICUM LANTERN II L.L.C.,

On its own behalf,

as the General Partner of

TINICUM CAPITAL PARTNERS II, L.P. and

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

and as the Managing Member of

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

By Eric M. Ruttenberg,

Managing Member

/s/ Terence M. O’Toole

Terence M. O’Toole

/s/ Eric M. Ruttenberg

Eric M. Ruttenberg

Page 18 of 18 Pages